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                             November 15, 2023

       Yingkai Xu
       Chief Executive Officer
       Mingteng International Corp Inc.
       Lvhua Village, Luoshe Town
       Huishan District, Wuxi
       Jiangsu Province, China 214189

                                                        Re: Mingteng
International Corp Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed November 1,
2023
                                                            File No. 333-270953

       Dear Yingkai Xu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 12, 2023 letter.

       Amendment No. 2 to Form F-1 filed November 1, 2023

       General

   1. We note the changes you made to your disclosures appearing on the cover page, prospectus summary and
risk factors sections relating to legal and operational risks associated with
operating in China and PRC regulations. It is unclear to us that there have been changes in the
regulatory environment in the PRC since the amendment that was filed on May 26, 2023
warranting revised disclosure to mitigate the challenges you face and related
disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to
the risk that the PRC government may intervene in or influence your operations at any time,
or may exert control over operations of your business, which could result in a material
change in your operations and/or the value of the securities you are registering for sale.
We remind you that, pursuant to federal securities rules, the term
 Yingkai Xu
Mingteng International Corp Inc.
November 15, 2023
Page 2
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) as defined in Securities Act Rule 405 means    the
possession, direct or indirect, of
         the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or
otherwise.    The
         Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of May 26, 2023.
       Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



FirstName LastNameYingkai Xu                                    Sincerely,
Comapany NameMingteng International Corp Inc.
                                                                Division of
Corporation Finance
November 15, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName